SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, DC 20549

                          ______________

                           SCHEDULE 13D
                          (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULE 13d-1(a) AND
        AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                        (AMENDMENT NO. 10)


                    Jennifer Convertibles, Inc.
                        (Name of Issuer)


              Common Stock (par value $.01 per share)
                   (Title of Class of Securities)


                             476153101
                          (CUSIP Number)


                    Jennifer Convertibles, Inc.
                     419 Crossways Park Drive
                        Woodbury, NY 11797
                          (516) 496-1900
                  Attention: Harley J. Greenfield

(Name, Address and Telephone Number of Person Authorized to Receive
                    Notices and Communications)

                          with copies to:
                       Kenneth R. Koch, Esq.
        Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
                         666 Third Avenue,
                     New York, New York 10017
                          (212) 935-3000

                          December 15, 2004
      (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note.Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No. 476153101      13D         Page 2 of 14 Pages

 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES
    ONLY)

    Harley J. Greenfield

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                      (b)

 3  SEC USE ONLY

 4  SOURCE OF FUNDS          OO

    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2 (e)

 6  CITIZENSHIP OR PLACE OF ORGANIZATION  U.S.A.

 NUMBER OF
  SHARES      7   SOLE VOTING POWER            1,417,105*

                  * Includes options to purchase an aggregate of 797,047 shares of common stock and 300,000 shares of common stock underlying options to acquire convertible preferred stock.


BENEFICIALLY  8   SHARED VOTING POWER          0
 OWNED BY
   EACH           SOLE DISPOSITIVE POWER       1,417,105*
 REPORTING    9
                  * Includes options to purchase an aggregate of 797,047 shares of common stock and 300,000 shares of common stock underlying options to acquire convertible preferred stock.

PERSON WITH   10  SHARED DISPOSITIVE POWER     0


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

                                               1,417,105*

    * Includes options to purchase an aggregate of 797,047 shares of common stock and 300,000 shares of common stock underlying options to acquire convertible preferred stock.

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11    20.6% (1)


14  TYPE OF REPORTING PERSON                   IN


  (1) On the basis of 5,783,058 shares of Common Stock issued and outstanding as of January 14, 2005.

  CUSIP No. 476153101      13D         Page 3 of 14 Pages

 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES
    ONLY)

    Edward B. Seidner

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                      (b)

 3  SEC USE ONLY

 4  SOURCE OF FUNDS    OO

    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2 (e)

 6  CITIZENSHIP OR PLACE OF ORGANIZATION  U.S.A.

 NUMBER OF
  SHARES       7   SOLE VOTING POWER           556,883*


                   * Includes options to purchase an aggregate of 100,000 shares of common stock.

BENEFICIALLY   8   SHARED VOTING POWER         0
 OWNED BY
   EACH
 REPORTING     9   SOLE DISPOSITIVE POWER      556,883*


                * Includes options to purchase an aggregate of 100,000 shares of common stock.

PERSON WITH    10  SHARED DISPOSITIVE POWER    0


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

                                               556,883*

    * Includes options to purchase an aggregate of 100,000 shares of common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11   9.5% (1)


14  TYPE OF REPORTING PERSON                   IN


  (1) On the basis of 5,783,058 shares of Common Stock issued and outstanding as of January 14, 2005.

  CUSIP No. 476153101      13D         Page 4 of 14 Pages

 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES
    ONLY)

    Estate of Fred J. Love

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                      (b)
 3  SEC USE ONLY

 4  SOURCE OF FUNDS     OO

    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2 (e)

 6  CITIZENSHIP OR PLACE OF ORGANIZATION  U.S.A.

 NUMBER OF
  SHARES       7   SOLE VOTING POWER           585,662

BENEFICIALLY   8   SHARED VOTING POWER         0
 OWNED BY
   EACH
 REPORTING     9   SOLE DISPOSITIVE POWER      585,662

PERSON WITH    10  SHARED DISPOSITIVE POWER    0


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

                                               585,662

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11    9.6% (1)


14  TYPE OF REPORTING PERSON                   OO


  (1) On the basis of 5,783,058 shares of Common Stock issued and outstanding as of January 14, 2005.

  CUSIP No. 476153101      13D         Page 5 of 14 Pages

 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES
    ONLY)

    Jonathan Warner

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                      (b)
 3  SEC USE ONLY

 4  SOURCE OF FUNDS     OO

    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2 (e)

 6  CITIZENSHIP OR PLACE OF ORGANIZATION  U.S.A.

 NUMBER OF
  SHARES     7   SOLE VOTING POWER             0

BENEFICALLY  8   SHARED VOTING POWER           585,662
 OWNED BY
   EACH
 REPORTING   9   SOLE DISPOSITIVE POWER        0

PERSON WITH 10  SHARED DISPOSITIVE POWER       585,662


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

                                               585,662

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11    9.6% (1)


14  TYPE OF REPORTING PERSON                   IN


  (1) On the basis of 5,783,058 shares of Common Stock issued and outstanding as of January 14, 2005.

  CUSIP No. 476153101      13D         Page 6 of 14 Pages

 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES
    ONLY)

    Jara Enterprises, Inc.

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                      (b)
 3  SEC USE ONLY

 4  SOURCE OF FUNDS     OO

    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2 (e)

 6  CITIZENSHIP OR PLACE OF ORGANIZATION  U.S.A.

 NUMBER OF
  SHARES      7   SOLE VOTING POWER            0

BENEFICIALLY  8   SHARED VOTING POWER          293,579
 OWNED BY
   EACH
 REPORTING    9   SOLE DISPOSITIVE POWER       0

PERSON WITH   10  SHARED DISPOSITIVE POWER     293,579


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

                                               293,579
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11   5.1% (1)


14  TYPE OF REPORTING PERSON                   CO


  (1) On the basis of 5,783,058 shares of Common Stock issued and outstanding as of January 14, 2005.

  CUSIP No. 476153101      13D         Page 7 of 14 Pages

 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES
    ONLY)

    Convertible Enterprises, Inc.

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                      (b)
 3  SEC USE ONLY

 4  SOURCE OF FUNDS     OO

    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2 (e)

 6  CITIZENSHIP OR PLACE OF ORGANIZATION  U.S.A.

 NUMBER OF
  SHARES      7   SOLE VOTING POWER            0


BENEFICIALLY  8   SHARED VOTING POWER          215,929
 OWNED BY
   EACH
 REPORTING    9   SOLE DISPOSITIVE POWER       0

PERSON WITH   10  SHARED DISPOSITIVE POWER    215,929


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

                                              215,929

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     3.7% (1)


14  TYPE OF REPORTING PERSON                   CO


  (1) On the basis of 5,783,058 shares of Common Stock issued and outstanding as of January 14, 2005.

  CUSIP No. 476153101      13D         Page 8 of 14 Pages

 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES
    ONLY)

    Bright Star Enterprises, Inc.
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                      (b)

 3  SEC USE ONLY

 4  SOURCE OF FUNDS     OO

    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2 (e)

 6  CITIZENSHIP OR PLACE OF ORGANIZATION  U.S.A.

 NUMBER OF
  SHARES      7   SOLE VOTING POWER            0

BENEFICIALLY  8   SHARED VOTING POWER          25,000
 OWNED BY
   EACH
 REPORTING    9   SOLE DISPOSITIVE POWER       0

PERSON WITH   10  SHARED DISPOSITIVE POWER     25,000


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

                                               25,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11    0.4% (1)


14  TYPE OF REPORTING PERSON                   CO


  (1) On the basis of 5,783,058 shares of Common Stock issued and outstanding as of January 14, 2005.

  CUSIP No. 476153101      13D         Page 9 of 14 Pages

 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES
    ONLY)

    Jennifer Advertising, Inc.

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                      (b)

 3  SEC USE ONLY

 4  SOURCE OF FUNDS     OO

    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2 (e)

 6  CITIZENSHIP OR PLACE OF ORGANIZATION  U.S.A.

 NUMBER OF
  SHARES        7   SOLE VOTING POWER          0

BENEFICIALLY    8   SHARED VOTING POWER        36,000
 OWNED BY
   EACH
 REPORTING      9   SOLE DISPOSITIVE POWER     0

PERSON WITH    10  SHARED DISPOSITIVE POWER    36,000


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

                                               36,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11    0.6% (1)


14  TYPE OF REPORTING PERSON                   CO


  (1) On the basis of 5,783,058 shares of Common Stock issued and outstanding as of January 14, 2005.

                   Statement on Schedule 13D/A
                            under the
           Securities Exchange Act of 1934, as amended

Introduction
          This Statement on Schedule 13D/A (this "Statement"), which is being filed jointly by the Reporting Persons (as defined in Item 2), constitutes Amendment No. 10 to the Statement on
Schedule 13D previously filed which relates to each of the undersigned's beneficial ownership of shares of common stock, $.01 par value per share, of Jennifer Convertibles, Inc., whose principal executive offices are located at 419 Crossways Park Drive, Woodbury, New York 11797. Unless otherwise indicated, all terms referred to herein shall have the same respective meanings as those set forth in the Schedule 13D previously filed.

Item 1.        Security and Issuer.

          The title of the class of equity securities to which this Statement relates is the common stock, $.01 per share par value (the "Common Stock") of Jennifer Convertibles, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 419 Crossways Park Drive, Woodbury, NY 11797.

Item 2.        Identity and Background.

          (a) The name of the persons and entities filing (the "Reporting Persons") this Statement are: Harley J. Greenfield ("Greenfield"), Edward B. Seidner ("Seidner"), the Estate of Fred
J. Love ("Love"), Jonathan Warner ("Warner"), Jara Enterprises, Inc. ("Jara"), Convertible Enterprises, Inc. ("Convertible"), Bright Star Enterprises, Inc. ("Bright Star") and Jennifer Advertising, Inc. ("Advertising").

          (b) The business address of Greenfield and Seidner is 419 Crossways Park Drive, Woodbury, NY 11797. The business address of Love, Warner, Jara, Convertible, Bright Star and Advertising is One Ames Court, Plainview, New York 11803. Love came into existence upon the death of Fred J. Love in October 2004.

          (c) Greenfield is currently a member of the Company's Board of Directors (the "Board"), the Chairman of the Board and the Chief Executive Officer of the Company. Seidner is currently the Executive Vice President of the Company. Love is the sole stockholder of Jara. Warner has been appointed the trustee of Love.

          (d) The Reporting Persons have not been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors).

          (e) The Reporting Persons have not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Greenfield, Seidner and Warner are citizens of the United States. Jara, Convertibles, Bright Star and Advertising are New York corporations.

Item 3.        Source and Amount of Funds or Other Consideration.

          Not applicable.

Item 4.        Purpose of Transaction.

           All of the shares of Common Stock reported herein were acquired for investment purposes. On each of the following dates and at the following prices per share, Seidner made the following purchases of Common Stock on the open market:

Date     Number of Shares         Price Per Share
             Acquired

08/09/01       2,000                   $2.00
09/04/01       5,000                   $1.98
09/05/01       3,000                   $2.00
07/23/02       5,000                   $3.15
07/24/02       1,500                   $3.20
07/25/02       3,500                   $3.20
07/25/02       1,500                   $3.25
07/25/02       2,000                   $3.23
07/31/02      120,000                  $2.85
08/09/02       5,000                   $3.95
08/13/02       5,000                   $4.27
08/15/02        500                    $4.27
08/20/02       1,800                   $4.50
08/21/02       5,000                   $4.45
08/23/02      10,000                   $4.00
08/26/02       5,000                   $4.00
09/24/02       2,500                   $4.00
08/12/03       1,000                   $3.95
08/18/03        700                    $3.91
08/19/03        800                    $3.91
08/20/03       1,000                   $3.90
09/19/03        100                    $3.90
10/07/03       1,400                   $3.90
10/08/03       2,500                   $3.90
02/24/04       2,500                  $3.838
02/27/04       2,000                   $3.95
03/10/04       1,500                   $3.98
03/16/04       1,500                   $3.93
03/16/04       1,200                   $3.85
03/17/04       1,300                   $3.85

          Seidner also acquired options to purchase 100,000 shares of Common Stock on January 12, 2001. Furthermore, on November 7, 2004, options to purchase 292,831 shares of Common Stock previously granted to Seidner by Fred J. Love expired.

          On each of the following dates and at the following prices per share, Greenfield made the following purchases of Common Stock on the open market:

 Date     Number of Shares         Price Per Share
              Acquired

07/31/02       60,000                   $2.85
09/19/02       1,500                    $3.96
09/23/02       2,000                   $3.875
09/27/02       1,100                    $4.00
05/01/03       2,000                   $3.565

 Date     Number of Shares         Price Per Share
              Acquired

05/02/03       2,500                   $3.704
05/05/03        500                     $3.85
07/25/03       2,000                    $3.80
07/28/03       1,000                    $3.85
08/01/03       1,000                    $3.80
08/05/03       1,000                    $3.80


          Greenfield also acquired options to purchase (1) 300,000 shares of Common Stock on January 12, 2001; (2) 300,000 shares of Common Stock on November 25, 2002; and (3) 233,333 shares of Common Stock on November 11, 2004. In addition, on November 11, 2004, 300,000 shares of common stock underlying options to acquire convertible preferred stock granted to Greenfield by Klaussner expired. On December 15, 2004, Klaussner granted to Greenfield 300,000 shares of common stock underlying options to acquire convertible preferred stock. Furthermore, on November 7, 2004, options to purchase 292,831 shares of Common Stock previously granted to Mr. Greenfield by Fred J. Love expired.

          (a) through (j)     The Reporting Persons , except for
Greenfield and Seidner in their capacities as officers and directors of the Company, have no plan or proposal which relates to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Statement.

Item 5.        Interest in Securities of the Issuer.

           (a)  and (b)    The following table sets forth, as  of
January 14, 2005, information regarding the beneficial ownership of the Common Stock by each Reporting Person and by all Reporting
Persons as a group.

                                                   Percent of Class
                             Amount and Nature     Outstanding as of
Name of Beneficial Owner     of Beneficial         January 14, 2005
                              Ownership (1)

Greenfield                   1,417,105 (2)         20.6
Seidner                      556,883 (3)           9.5
Love                         585,662 (4)(5)(6)     9.6
Warner                       585,662 (5)(6)        9.6
Jara                         293,579(5)(6)         5.1
Convertible                  215,929 (7)           3.7
Bright Star                  25,000 (7)            0.4
Advertising                  36,000 (7)            0.6
All Reporting Persons as
a group (eight persons)      2,559,650             39.7

(1) All of such shares are owned directly with sole voting and dispositive power, unless otherwise noted below.
(2) Includes (a) 320,058 shares of common stock, (b) 300,000 shares of Common Stock underlying options to acquire convertible preferred stock granted to Greenfield by Klaussner and (c) 797,047 shares issuable upon the exercise of options to purchase Common Stock.
(3) Includes (a) 456,883 shares of Common Stock and (b) 100,000 shares issuable upon the exercise of options to purchase
Common Stock.
(4) Includes (a) 293,579 shares of Common Stock owned by Jara, of which Love has sole voting and dispositive power; and (b) 292,083 shares of Common Stock owned directly by Love.
(5) Warner has been appointed the sole trustee of Love, which holds all outstanding shares of Jara's capital stock. Warner has shared voting and dispositive power of all shares of the Company's Common Stock of which Jara may be deemed to be the beneficial owner.
(6) Includes shares of Common Stock owned by Convertible, Bright Star and Advertising, all of which are wholly-owned subsidiaries of Jara.
(7) All of such shares are beneficially owned by Love, the sole stockholder of Jara.

           (c) Other than as set forth in this Report, the Reporting Persons and the executive officers and directors listed in Item 2 have not effected any transactions in the shares of the Company's equity securities within the past 60 days.

          (d)  None.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          Not applicable.

Item 7.   Material To Be Filed As Exhibits.

          Exhibit 99.    Joint Filing Agreement.

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 18, 2005              /s/ Harley J. Greenfield
                              Harley J. Greenfield

January 18, 2005              /s/ Edward B. Seidner
                              Edward B. Seidner

                              Estate of Fred J. Love

January 18, 2005              By:/s/ Jonathan Warner
                              Name:  Jonathan Warner
                              Title: Trustee

January 18, 2005              /s/ Jonathan Warner
                              Jonathan Warner


                              Jara Enterprises, Inc.

January 18, 2005              By: /s/ Jane Love
                              Name:  Jane Love
                              Title:  Interim President


                              Convertible Enterprises, Inc.

January 18, 2005              By: /s/ Jane Love
                              Name:  Jane Love
                              Title:  Interim President



                              Bright Star Enterprises, Inc.

January 18, 2005              By: /s/ Jane Love
                              Name:  Jane Love
                              Title:  Interim President



                              Jennifer Advertising, Inc.

January 18, 2005              By: /s/ Jane Love
                              Name:  Jane Love
                              Title:  Interim President

                                                       EXHIBIT 99


                     JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of statements on
Schedule 13D (including amendments thereto) with respect to the common stock of Jennifer Convertibles Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 18th day of January, 2005.

                              /s/ Harley J. Greenfield
                              Harley J. Greenfield

                              /s/ Edward B. Seidner
                              Edward B. Seidner

                              Estate of Fred J. Love

                              By:/s/ Jonathan Warner
                              Name:  Jonathan Warner
                              Title: Trustee

                              /s/ Jonathan Warner
                              Jonathan Warner

                              Jara Enterprises, Inc.

                              By: /s/ Jane Love
                              Name:  Jane Love
                              Title:  Interim President


                              Convertible Enterprises, Inc.

                              By: /s/ Jane Love
                              Name:  Jane Love
                              Title:  Interim President


                              Bright Star Enterprises, Inc.

                              By: /s/ Jane Love
                              Name:  Jane Love
                              Title:  Interim President


                              Jennifer Advertising, Inc.

                              By: /s/ Jane Love
                              Name:  Jane Love
                              Title:  Interim President